EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF ORGANIZATION
Mercury Defense Systems, Inc.	California
Mercury Mission Systems, LLC	Delaware
Arxan Research, Inc.	Delaware
Nihon Mercury Computer Systems K.K.	Japan
Mercury Computer Systems Limited	United Kingdom
Mercury Mission Systems Canada, Inc.	Canada
Mercury Mission Systems International Holding, SA	Switzerland
Mercury Mission Systems International, SA	Switzerland
Mercury Mission Systems Spain, SL	Spain
CES do Brasil Creative Electronic Systems Participacces Ltda.	Brazil
Mercury Systems - Trusted Mission Solutions, Inc.	California
Mercury Systems - Trusted Mission Solutions SARL	France